Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLDMINING INC.

1830-1030 West Georgia Street

Vancouver, BC V6E 2Y3

2.	Date of Material Change:

The material change described in this report occurred on March 31, 2021.

3.	News Release:

On March 31, 2021, GoldMining Inc. (the "Company") issued a news release through the facilities of CNW.

4.	Summary of Material Change:

The Company announced that Garnet Dawson will resign as Chief Executive Officer of the Company effective April 1, 2021. The Company has appointed Alastair Still as Chief Executive Officer, effective April 1, 2021.

5.	Full Description of Material Change:

The Company announced that Alastair Still will be appointed as Chief Executive Officer of the company effective April 1, 2021. Mr. Still has served as the Company's Executive Vice President, Chief Development Officer since October 1, 2020. Mr. Still replaces Garnet Dawson who is retiring as Chief Executive Officer, effective April 1, 2021, but will remain a director of the Company and continue to advise the Company in a technical capacity.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Patrick Obara

Chief Financial Officer

Telephone: (604) 630-1000

9.	Date of Report:

March 31, 2021